UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2014

File No. 000-54598

Stellar Biotechnologies Inc.

(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041

(Address of Principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F       ☒                FORM 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies, Inc.
(Registrant)

Dated:	July 9, 2014	By:	/s/ “Kathi Niffenegger”
Kathi Niffenegger
Chief Financial Officer

Exhibits:

99.1	Condensed Interim Consolidated Financial Statements for the period ended May 31, 2014
99.2	Management Discussion and Analysis
99.3	Certification of CEO
99.4	Certification of CFO